FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 26, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 26, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports initial drill results from the 2008 resource expansion program on its Livengood gold project, Alaska.

Item 5.	Full Description of Material Change

The Issuer has received final results from 7 of the 19 holes drilled to date that are part of this year’s 150-hole, 45,000-metre program (Figure 1).  Notable intersections were returned from hole MK-RC-008, with 202.69 metres of 1.37 g/t gold (including 30.5 metres of 4.1 g/t gold), hole MK-RC-007, with 59.4 metres of 1.96 g/t gold (including 4.6 metres of 13.7 g/t gold), and hole MK-RC-001, with 66 metres of 1.56 g/t gold (including 6.1 metres of 5.9 g/t gold) – all of which were infill holes on the southern and eastern side of the Lillian zone, respectively - and western step-out hole MK-RC-005, with 33.5 metres of 1.63 g/t gold (including 3.1 metres of 7.3 g/t gold) (see Table 1).

These initial 2008 holes are a combination of step out and infill holes that have extended the Livengood deposit to the west, north and south as well as expanding the high-grade core zone.  They represent some of the best drill intersections returned from the property to date, with the deposit remaining open in all directions.  The results confirm the significant resource expansion potential of the deposit, with extensive mineralization in both sedimentary and volcanic units from surface to the current nominal drill depth of about 200 metres below surface (see Table 2).  Many of the new holes have intersected thicker and higher grade zones of mineralization than those used in estimating the 2007 inferred resource of 87.8 million tonnes at 0.71 g/t gold, using a 0.50 g/t gold cutoff, for approximately 2 million contained ounces of gold (see NR08-06).  Assays for 12 additional holes are pending at this time.

The project is currently operating one reverse circulation drill and one core drill and the Issuer will add a second reverse circulation drill rig by the end of June.  The 2008 drill program will test an area approximately three times the size of that previously drilled.  The Issuer anticipates that it will complete approximately 25 holes at Livengood each month from now through to December 2008, and intends to release regular updates as results are received.  In addition, the Issuer intends to arrange for the preparation of an updated NI 43-101 resource estimate mid way through the 2008 program (anticipated to be released in mid-October) as an aid in characterizing size and grade changes to this rapidly expanding deposit.

Table 1: Drill Result Highlights, Livengood Project, Alaska

Hole #	From (metres)	To (metres)	Length (metres)	g/t Gold
MK-RC-0001	138.68	204.22	65.54	1.56
includes	153.92	160.02	6.10	5.92
includes	182.88	190.50	7.62	4.82
MK-RC-0002	134.11	144.78	10.67	3.14
	153.92	167.64	13.72	1.38
	271.27	333.76	62.49	0.60
MK-RC-0003	115.82	140.21	24.39	0.62
MK-RC-0004	0.00	62.48	62.48	0.47
	102.11	108.20	6.09	0.83
	112.78	132.59	19.81	0.82
MK-RC-0005	1.52	33.53	32.01	1.63
includes	12.19	15.24	3.05	7.27
MK-RC-0006	Pending
MK-RC-0007	25.91	71.63	45.72	1.43
includes	44.20	50.29	6.09	7.69
	128.02	187.45	59.43	1.96
includes	128.02	132.59	4.57	13.70
includes	160.02	164.59	4.57	2.77
MK-RC-0008	10.67	210.31	199.64	1.38
includes	88.39	118.87	30.48	4.11

Table 2:  Drill Hole Mineralization Summary Table - Livengood Project, Alaska

Hole ID	Total Length (metres)	Length Mineralized (metres)*	Average Grade Mineralized Section (g/t gold)	% of Hole Mineralized
MK-RC-001	321.56	121.92	1.14	38%
MK-RC-002	335.28	123.46	0.94	37%
MK-RC-003	222.50	65.57	0.47	29%
MK-RC-004	274.32	150.88	0.56	55%
MK-RC-005	269.75	57.93	1.16	21%
MK-RC-006	Pending
MK-RC-007	286.51	160.04	1.32	56%
MK-RC-008	213.36	202.69	1.37	95%
2008 Average	275	126	1.05	41%
Pre 2008 Average	258	86	0.85	33%
Percent Increase from 2007 to 2008	6%	32%	19%	21%

* Criteria - intervals included in sum have less than 3 metres of internal waste & a cutoff grade of 0.25g/t gold.

Figure 1:  Livengood Drill Hole Map

2008 holes in red and 2008 reported holes labelled in red.

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration of the Issuer, and Robert Butts, Livengood Project Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  All sample shipments are sealed and shipped to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

June 26, 2008